UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO
(914) 345-9001	(914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO PROVIDES RESULTS FOR DECEMBER 31, 2014
Nine Month Net Sales Increases 8%, Operating Income Up 14%, E.P.S. Rises 28%

Hawthorne, NY, February 10, 2015 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three months and nine months ended December 31, 2014.

Quarter ended December 31, 2014 Highlights - compared to December 31, 2013
●	Net sales of $237.7 million, increased $24.1 million, or 11.3%, with a volume decrease across all markets
●	Gross profit, as a percentage of net sales, was 81.4%, compared to 80.7% — an increase of $21.0 million or 12.2%
●	Research and development expenses decreased $2.3 million to $12.8 million
●	Selling, marketing, general and administrative expenses of $21.3 million, remained relatively flat
●	Operating income increased $24.4 million to $159.3 million, or 67.0% of net sales, compared to $134.9 million, or 63.2% of net sales — represented 18.1% growth over the same period last year
●
As a result of increased sales, increased gross margins and cost containment, net income attributable to Taro was $142.5 million compared to $115.6 million, resulting in diluted earnings per share of $3.33 compared to $2.59, a 28.7% increase

Nine Months ended December 31, 2014 Highlights - compared to December 31, 2013
●	Net sales of $618.8 million, increased $46.7 million, or 8.2%, with a slight decrease in volumes
●	Gross profit, as a percentage of net sales was 77.1%, compared to 76.7% — an increase of $38.3 million or 8.7%
●	Research and development expenses decreased $0.6 million to $41.6 million
●	Selling, marketing, general and administrative expenses were relatively flat at $65.4 million
●
Settlements and loss contingencies was a $4.2 million credit, the net result of two settlements which resulted in the reversal of a portion of the associated reserve on one matter, compared to a $2.6 million expense in 2013 (related to certain price reporting litigations)

●
Operating income increased $45.4 million to $374.1 million, or 60.5% of net sales, compared to $328.7 million, or 57.5% of net sales.  Excluding the impact from settlements and loss contingencies, this increase would have been $38.6 million or 11.6%

●	Net income attributable to Taro was $332.0 million compared to $270.7 million, a $61.2 million increase, resulting in diluted earnings per share of $7.75 compared to $6.05, a 28.1% increase

Cash Flow and Balance Sheet Highlights
●
Cash provided by operations for the period ended December 31, 2014 was $192.8 million, as compared to $273.7 million for the period ended December 31, 2013,  the result of an increase in working capital usage (see details in Consolidated Statement of Cash Flows)

●	Cash, including marketable securities of $738.0 million, increased $105.6 million from March 31, 2014
●	Total debt decreased $11.8 million, the result of the Company paying-off its debentures with institutional holders

- more -

Taro Pharmaceutical Industries Ltd.
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FDA Approvals and Filings

Recently, the Company received an approval for an Abbreviated New Drug Application (“ANDA”) Diclofenac Sodium Topical Solution, 1.5% and filed one ANDA with the U.S. Food and Drug Administration (“FDA”). With this, ANDAs representing thirty products await FDA approval.

Earnings Call

Consistent with the Company’s policy, Taro will conduct its next earnings call when it announces its financial results for the year-ending March 31, 2015.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2015.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.
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TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended December 31,		Nine Months Ended December 31,
	2014	2013	2014	2013
Sales, net	$237,700	$213,598	$618,764	$572,109
Cost of sales	44,206	41,136	141,814	133,461
Gross Profit	193,494	172,462	476,950	438,648

Operating Expenses (Income):
Research and development	12,829	15,124	41,645	42,263
Selling, marketing, general and administrative	21,345	21,904	65,415	65,086
Settlements and loss contingencies	-	540	(4,200)	2,590
Operating income	159,320	134,894	374,090	328,709

Financial Expenses, net:
Interest and other financial income, net	(2,968)	(1,436)	(6,590)	(3.926)
Foreign exchange income	(8,264)	(2,513)	(9,153)	(3,221)
Other income, net	362	436	2,343	962
Income before income taxes	170,914	139,279	392,176	336,818
Tax expense	28,174	23,514	59,187	65,296
Income from continuing operations	142,740	115,765	332,989	271,522

Net loss from discontinued operations	(126)	(50)	(473)	(222)
Net income	146,614	115,715	332,516	271,300

Net income attributable to non-controlling interest	132	100	551	553

Net income attributable to Taro	$142,482	$115,615	$331,965	$270,747

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$3.33	$2.59	$7.76	$6.06
Diluted	$3.33	$2.59	$7.76	$6.05

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$	( 0.00	)*	$	( 0.00	)*	$	(0.01)	$	(0.01)
Diluted	$	( 0.00	)*	$	( 0.00	)*	$	(0.01)	$	( 0.00	)*

Net income per ordinary share attributable to Taro:
Basic	$3.33	$2.59	$7.75	$6.05
Diluted	$3.33	$2.59	$7.75	$6.05

Weighted-average number of shares used to compute net income per share:
Basic	42,833,533	44,700,460	44,833,162	44,749,065
Diluted	42,833,533	44,703,837	44,833,452	44,752,633

* Amount is less than $0.01.
   May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.
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TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	March 31,
	2014	2014
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$283,219	$209,967
Short-term bank deposits	451,157	418,946
Restricted short-term bank deposits	204	227
Marketable securities	3,417	3,255
Accounts receivable and other:
Trade, net	225,653	138,772
Other receivables and prepaid expenses	262,782	162,392
Inventories	125,077	117,639
Long-term assets held for sale, net	64	73
TOTAL CURRENT ASSETS	1,351,573	1,051,271

Long-term receivables and other assets	67,976	52,894
Property, plant and equipment, net	153,488	151,416
Other assets	25,981	28,795
TOTAL ASSETS	$1,599,018	$1,284,376

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$898	$11,974
Trade payables and other current liabilities	265,623	241,330
TOTAL CURRENT LIABILITIES	266,521	253,304

Long-term debt, net of current maturities	5,209	5,888
Deferred taxes and other long-term liabilities	4,857	4,591
TOTAL LIABILITIES	276,587	263,783

Taro shareholders’ equity	1,316,794	1,015,507
Non-controlling interest	5,637	5,086

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,599,018	$1,284,376

Taro Pharmaceutical Industries Ltd.
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TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Nine Months Ended December 31,
	2014	2013
Operating Activities:
Net income	$332,516	$271,300
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	11,933	12,408
Gain on sale of long-lived assets and marketable securities, net	(199)	(5)
(Decrease) increase in long-term debt due to currency fluctuations	(1,030)	1,260
Increase in trade receivables, net	(87,406)	(7,542)
Change in derivative instruments, net	4,965	2,426
Increase in other receivables, prepaid expenses and other assets	(68,213)	(37,741)
Increase in inventories, net	(9,063)	(11,646)
Effect of exchange differences on inter-company balances	(11,436)	(6,858)
Increase in trade and other payables and liabilities	20,775	50,113
Net cash provided by operating activities	192,842	273,715

Investing Activities:
Purchase of property, plant & equipment	(14,019)	(16,646)
Proceeds from (investment in) property, plant & equipment and intangible assets	60	(4,401)
Investment in other assets	(31,050)	-
Investment in long-term security deposits and other assets	(17,810)	(25,076)
Investment in short-term bank deposits	(42,321)	(56,581)
Proceeds from restricted bank deposits	23	7,430
Proceeds from (investment in) marketable securities	81	(50)
Net cash used in investing activities	(105,036)	(95,324)

Financing Activities:
Purchase of treasury shares	-	(192,993)
Excess tax benefits from share-based payment arrangements	-	97
Proceeds from issuance of shares, net	26	1,189
Repayments of long-term debt	(10,725)	(11,668)
Net cash used in financing activities	(10,699)	(203,375)

Effect of exchange rate changes	(3,855)	(4,845)
Net increase (decrease) in cash	73,252	(29,829)
Cash at beginning of period	209,967	237,284

Cash at end of period	$283,219	$207,445

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 10, 2015

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
	Name:	Subramanian Kalyanasundaram
	Title:	Chief Executive Officer and Director